UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G




                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         Atlantic Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   048785 10 9
                -----------------------------------------------
                                 (CUSIP Number)


                                    12/31/98
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|X| Rule 13d-1(b)
|_| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  048785 10 9            SCHEDULE 13G             Page 2 of 11 Pages
          ------------                                         ---  ----
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Joseph Stevens & Company, Inc.(successor to Joseph Stevens & Company, L.P.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                              | 5  SOLE VOTING POWER
        NUMBER OF             |
         SHARES               |    445,890 shares of Common Stock. See Item 4.
       BENEFICIALLY           |-------------------------------------------------
        OWNED BY              | 6  SHARED VOTING POWER
          EACH                |
        REPORTING             |-------------------------------------------------
         PERSON               | 7  SOLE DISPOSITIVE POWER
          WITH                |
                              |    445,890 shares of Common Stock.  See Item 4.
                              |-------------------------------------------------
                              | 8  SHARED DISPOSITIVE POWER
                              |
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     445,890 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

                                                                       [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     BD
--------------------------------------------------------------------------------

CUSIP No.  048785 10 9            SCHEDULE 13G             Page 3 of 11 Pages
          ------------                                         ---  ----
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Joseph Sorbara
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                              | 5  SOLE VOTING POWER
        NUMBER OF             |
         SHARES               |    450,590 shares of Common Stock. See Item 4.
       BENEFICIALLY           |-------------------------------------------------
        OWNED BY              | 6  SHARED VOTING POWER
          EACH                |
        REPORTING             |-------------------------------------------------
         PERSON               | 7  SOLE DISPOSITIVE POWER
          WITH                |
                              |    450,590 shares of Common Stock.  See Item 4.
                              |-------------------------------------------------
                              | 8  SHARED DISPOSITIVE POWER
                              |
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     450,590 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

                                                                       [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.3% of shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No.  048785 10 9            SCHEDULE 13G             Page 4 of 11 Pages
          ------------                                         ---  ----
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Steven Markowitz
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                              | 5  SOLE VOTING POWER
        NUMBER OF             |
         SHARES               |    445,890 shares of Common Stock. See Item 4.
       BENEFICIALLY           |-------------------------------------------------
        OWNED BY              | 6  SHARED VOTING POWER
          EACH                |
        REPORTING             |-------------------------------------------------
         PERSON               | 7  SOLE DISPOSITIVE POWER
          WITH                |
                              |    445,890 shares of Common Stock.  See Item 4.
                              |-------------------------------------------------
                              | 8  SHARED DISPOSITIVE POWER
                              |
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     445,890 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

                                                                       [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.2% of shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No.  048785 10 9            SCHEDULE 13G             Page 5 of 11 Pages
          ------------                                         ---  ----

ITEM 1.

      (a)  Name of Issuer:

           Atlantic Pharmaceuticals, Inc.

      (b)  Address of Issuer's Principal Executive Offices:

           1017 Main Campus Drive
           Suite 3900
           Raleigh, North Carolina  27606

ITEM 2.

      (a)  Name of Person Filing:

           Joseph Stevens and Company, Inc. (successor to Joseph Stevens & Company, L.P.), Mr. Joseph Sorbara and Mr. Steven Markowitz

      (b)  Address of Principal Business Office:

           The principal business address for each of Joseph Stevens & Company, Inc. and Messrs. Sorbara and Markowitz is:
           c/o Joseph Stevens & Company, Inc.
           33 Maiden Lane
           New York, New York  10038

      (c)  Citizenship:

           Joseph Stevens & Company, Inc. is incorporated in the state of New York. Mr. Sorbara and Mr. Markowitz are United States citizens.

      (d) Title of Class of Securities:

           Common Stock, $.001 par value per share (the "Common Stock").

      (e) CUSIP Number:

          048785 10 9

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) |X| Broker or Dealer registered under Section 15 of the
              Act (15 U.S.C. 78o);
      (b) |_| Bank as  defined  in  section  3(a)(6) of the Act
              (15 U.S.C.78c);
      (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
      (d) |_| Investment  Company  registered  under  section  8  of  the
              Investment Company Act of 1940 (15 U.S.C. 80a-8);
      (e) |_| An investment advisor in accordance with ss.240.13d-1(b)(1)
              (ii)(E);
      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

CUSIP No.  048785 10 9            SCHEDULE 13G             Page 6 of 11 Pages
          ------------                                         ---  ----
      (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G);
      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);
      (j) |_| Group, in accordance with ss.240.13d-1(1)(ii)(J).

ITEM 4.   Ownership.

      (a) Amount Beneficially Owned:

          As of December 31, 1998, Joseph Stevens & Company, Inc. owned warrants ("JSC Warrants") to purchase 165,000 units, each unit ("Unit") consisting of one share of Common Stock and one redeemable common stock purchase warrant ("Redeemable Warrants"). Each Redeemable Warrant entitled the holder to purchase an additional share of Common Stock. The JSC Warrants were exercisable commencing on December 14, 1996. Additionally, Joseph Stevens & Company, Inc. held 26,700 Units, 32,290 shares of Common Stock, and 30,200 Redeemable Warrants in its market making account on December 31, 1998. Therefore as of December 31, 1998, Joseph Stevens & Company, Inc. beneficially owned 445,890 shares of Common Stock.

          As of December 31, 1998, Mr. Joseph Sorbara owned 4,700 shares of Common Stock. Additionally, Mr. Sorbara was a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. as of December 31, 1998. Based upon the foregoing, as of December 31, 1998, Mr. Sorbara beneficially owned 450,590 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

          Mr. Steven Markowitz was a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. as of December 31, 1998. Based upon the foregoing, as of December 31, 1998, Mr. Markowitz beneficially owned 445,890 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

      (b) Percent of Class:

          As of December 31, 1998, Joseph Stevens & Company, Inc., was the beneficial owner of an aggregate of 445,890 shares of Common Stock, which constituted approximately 9.2% of the shares of Common Stock outstanding (based upon 4,466,829 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30, 1998).

          As of December 31, 1998, Mr. Joseph Sorbara was the beneficial owner of an aggregate of 450,590 shares of Common Stock, which constituted approximately 9.3% of the shares of Common Stock outstanding (based upon 4,466,829 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30,
          1998).

          As of December 31, 1998, Mr. Steven Markowitz was the beneficial owner of an aggregate of 445,890 shares of Common Stock, which constituted approximately 9.2% of the shares of Common Stock outstanding (based upon 4,466,829 shares of Common

CUSIP No.  048785 10 9            SCHEDULE 13G             Page 7 of 11 Pages
          ------------                                         ---  ----

          Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30, 1998).

      (c) Number of shares as to which such person has:

          (i) Sole power to vote or direct the vote:

                As of December 31, 1998, Joseph Stevens & Company, Inc. had sole power to vote or direct the vote of 445,890 shares of Common Stock. See Item 4(a) above. As of December 31, 1998, Joseph Sorbara had sole power to vote or direct the vote of 450,590 shares of Common Stock. See Item 4(a) above. As of December 31, 1998, Steven Markowitz had sole power to vote or direct the vote of 445,890 shares of Common Stock. See Item 4(a) above.

           (ii) Shared power to vote or direct the vote:

                Not applicable.

           (iii) Sole power to dispose or to direct the disposition of:

                As of December 31, 1998, Joseph Stevens & Company, Inc. had sole power to dispose or to direct the disposition of 445,890 shares of Common Stock. See Item 4(a) above. As of December 31, 1998, Joseph Sorbara had sole power to dispose or to direct the disposition of 450,590 shares of Common Stock. See Item 4(a) above. As of December 31, 1998, Steven Markowitz had sole power to dispose or to direct the disposition of 445,890 shares of Common Stock. See Item 4(a) above.

           (iv) Shared power to dispose or to direct the disposition of:

                Not applicable.

ITEM 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable.

ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not Applicable.

ITEM 8.    Identification and Classification of Members of the Group.

           Not Applicable.

ITEM 9.    Notice of Dissolution of Group.

           Not Applicable.

CUSIP No.  048785 10 9            SCHEDULE 13G             Page 8 of 11 Pages
          ------------                                         ---  ----

ITEM 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No.  048785 10 9            SCHEDULE 13G             Page 9 of 11 Pages
          ------------                                         ---  ----

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                         February 10, 1999
                              --------------------------------------------------
                                              (Date)


                                  JOSEPH STEVENS & COMPANY, INC.

                                         /s/Joseph Sorbara
                              --------------------------------------------------
                                          Joseph Sorbara
                                      Chief Executive Officer


                                         February 10, 1999
                              --------------------------------------------------
                                              (Date)


                                         /s/Joseph Sorbara
                              --------------------------------------------------
                                            (Signature)


                                          Joseph Sorbara
                              --------------------------------------------------
                                              (Name)


                                         February 10, 1999
                              --------------------------------------------------
                                              (Date)


                                        /s/Steven Markowitz
                              --------------------------------------------------
                                            (Signature)


                                         Steven Markowitz
                              --------------------------------------------------
                                              (Name)

CUSIP No.  048785 10 9            SCHEDULE 13G             Page 10 of 11 Pages
          ------------                                         ----  ----

                               EXHIBIT INDEX


   Exhibit No.              Title:                    Sequentially Numbered Page
                                                       on Which Exhibit Begins

     1.           Joint Filing Agreement pursuant                  11
                  to Rule 13d-1(f)(1) under the
                  Securities Exchange Act of 1934,
                  as amended, among Joseph Stevens
                  & Company, Inc., Mr. Joseph Sorbara
                  and Mr. Steven Markowitz

CUSIP No.  048785 10 9            SCHEDULE 13G             Page 11 of 11 Pages
          ------------                                         ----  ----

                                    EXHIBIT 1

           Joint Filing Agreement pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

           Each of the undersigned hereby agrees to be included in the filing of the Schedule 13G dated February 10, 1999 with respect to the issued and outstanding Common Stock of Atlantic Pharmaceuticals, Inc. beneficially owned by each of the undersigned, respectively.

Dated: February 10, 1999

                              Joseph Stevens & Company, Inc.

                                    /s/Joseph Sorbara
                              --------------------------------------------------
                                    Joseph Sorbara
                                    Chief Executive Officer



                                    /s/Joseph Sorbara
                              --------------------------------------------------
                                    Joseph Sorbara



                                    /s/Steven Markowitz
                              --------------------------------------------------
                                    Steven Markowitz